SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June, 2020

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Results of 2020 Annual General Meeting of Ferroglobe PLC

Ferroglobe PLC announces the results of its Annual General Meeting held on Tuesday, June 30, 2020. All resolutions were voted on by way of a poll and were passed. The results of the voting, including the number of votes cast for and against, are available on the Company's website and are set forth in Exhibit 99.1, which is being furnished herewith.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2020
FERROGLOBE PLC

by	s/ Beatriz Garcia-Cos
Name: Beatriz Garcia-Cos
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)

FERROGLOBE PLC

VOTING RESULTS OF ANNUAL GENERAL MEETING

HELD ON JUNE 30, 2020

Ferroglobe PLC announces the results of its Annual General Meeting held on Tuesday, 30 June 2020. All resolutions were voted on by way of a poll and were passed.

The total number of votes received on each resolution is as follows:

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1.	That the directors’ and auditor’s reports and the accounts of the Company for the financial year ended 31 December 2019 (the “U.K. Annual Report and Accounts”) be received.	131,510,737	99.93	33,049	0.03	77.79	53,766

2.	That the director’ annual report on remuneration for the year ended 31 December 2019 (excluding, for the avoidance of doubt, any part of the Directors’ remuneration report containing the directors’ remuneration policy) as set out on pages 30 to 32 and 47 to 59 of the U.K. Annual Report and Accounts be approved.	120,813,490	91.80	10,722,338	8.15	77.79	61,724
3.	That Marco Levi be elected as a director	120,464,045	91.54	11,076,972	8.42	77.79	56,535

4.	That Marta Amusategui be elected as a director	131,406,034	99.86	134,218	0.10	77.79	57,300

5.	That Javier Lopez Madrid be re-elected as a director.	118,547,616	90.09	12,993,412	9.87	77.79	56,524

6.	That Jose Maria Alapont be re-elected as a director.	127,730,758	97.06	3,810,459	2.90	77.79	56,335

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
7.	That Bruce L. Crockett be re-elected as a director.	131,390,690	99.84	158,523	0.12	77.79	48,339

8.	That Stuart E. Eizenstat be re-elected as a director.	127,727,711	97.06	3,813,306	2.90	77.79	56,535

9.	That Manuel Garrido y Ruano be re-elected as a director.	118,545,792	90.09	12,994,222	9.87	77.79	57,538

10.	That Juan Villar Mir de Fuentes be re-elected as a director.	118,761,802	90.25	12,778,422	9.71	77.79	57,328

11.	That Deloitte LLP be appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.	127,863,084	97.16	3,691,902	2.81	77.79	42,566

12.	That the Audit Committee of the Board be authorized to determine the auditor’s remuneration.	129,867,589	98.68	1,683,193	1.28	77.79	46,770